CHAPMAN AND CUTLER LLP

                      111 WEST MONROE STREET

                     CHICAGO, ILLINOIS 60603

                        September 9, 2004


First Trust Portfolios, L.P.
1001 Warrenville Road
Lisle, Illinois  60532

The Bank of New York
Unit Investment Trust Office
101 Barclay Street, Fl. 20W
New York, New York  10286

         Re:                 FT 880

Gentlemen:

         We have acted as counsel for First Trust Portfolios, L.P., Depositor of FT 880 (the "Fund"), in connection with the issuance of Units of fractional undivided interest in the Trust(s), under a Reference Trust Agreement dated September 9, 2004 (the "Indenture") between First Trust Portfolios, L.P., as Sponsor, Depositor and Evaluator, and The Bank of New York as Trustee.

         In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents we have deemed pertinent. The opinions expressed herein assume that the Trust(s) will be administered, and investments by the Trust(s) from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. The assets of each Trust will consist of a portfolio of equity securities (the "Equity Securities") and, if applicable U.S. Treasury bonds (the "Treasury Obligations") (collectively, the "Securities") as set forth in the Prospectus. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for federal income tax purposes. Each Equity Security held in the Trust is subject to a contractual right (the "Call Option") which gives the holder of the Call Option (the "Option Holder") the right to buy the Equity Security from the Trustee at a predetermined price (the "Exercise Price") on any business day prior to the Call Option's expiration date (the "Expiration Date"). Upon creation of the Trust, the Sponsor received a premium in exchange for writing such Call Option (the "Call Premium").

         Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

          I. Each Trust is not an association taxable as a corporation for Federal income tax purposes but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1, Internal Revenue Code of 1986 (the "Code"); each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust(s), in the proportion that the number of Units held by him or her bears to the total number of Units outstanding; under Subpart E, Subchapter J of Chapter 1 of the Code, income of the Trust(s) will be treated as income of the Unitholders in the proportion described above; and an item of Trust income will have the same character in the hands of a Unitholder as it would have if the Unitholder directly owned the assets of the Trust. Each Unitholder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income would be considered to be received by the Unitholder if the Unitholder directly owned the assets of the Trust. Each Unitholder will be required to include in taxable income for federal income tax purposes, original issue discount with respect to his or her interest in any Security held by each Trust which was issued with original issue discount at the same time and in the same manner as though the Unitholder were the direct owner of such interest. Original issue discount will be treated as zero with respect to the Securities if it is "de minimis" within the meaning of Section 1273 of the Code.

         II. If the Trustee disposes of a Trust asset (whether by sale, taxable exchange, liquidation, redemption, payment on maturity or otherwise) gain or loss will be recognized to the Unitholder (subject to various nonrecognition provisions under the Code) and the amount thereof will be measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his or her basis for his or her fractional interest in the asset disposed of, subject to the rules relating to the Call Option discussed in III below. The price a Unitholder pays for his or her Units, generally including sales charges plus the Unitholder's pro rata portion of the Call Premium (or, if the Unitholder purchases his or her Unit after the Trust's creation, a pro rata portion of the fair market value of the Call Option), is allocated among his or her pro rata portion of each Security held by the Trust(s) (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units), in order to determine his or her tax basis for his or her pro rata portion of each Security held by the Trust(s). Original issue discount is effectively treated as interest for federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his or her daily portions of original issue discount, if any, attributable to the Treasury Obligations held by the Trust as such original issue discount accrues and will in general be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under the Code. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount is generally treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. For Federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to an Equity Security held by the Trust are generally taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as gain from the sale or exchange of property. However, it should be noted that under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act") certain dividends received by the Trust may qualify to be taxed at the same new rates that apply to net capital gain, provided certain holding requirements are satisfied. Under certain circumstances, the existence of the Call Option may affect whether this holding period requirement is satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

     III. Each Unitholder will be treated as having assumed the obligations under the Call Option with respect to the portion of the Call Option that relates to his or her pro rata portion of the Equity Securities. As consideration for this assumption, the Unitholder will be deemed to have received a pro rata portion of the Call Premium (or, if the Unitholder purchases his or her Unit after the Trust's creation, a pro rata portion of the fair market value of the Call Option). However, the Unitholder's pro rata portion of the Call Premium or Call Option value is not currently taxable to the Unitholder. Rather, the tax treatment of the Unitholder's pro rata portion of the Call Premium or Call Option value will depend upon whether the Call Option expires, is exercised or is deemed to be sold. If the Call Option expires without being exercised, the Unitholder's pro rata portion of the Call Premium or Call Option value will be taxable to the Unitholder as short term capital gain on the Expiration Date. Alternatively, if the Call Option is exercised such that the Unitholder's pro rata portion of the Equity Securities is sold to the Option Holder, the Unitholder's pro rata portion of the Call Premium or Call Option value will be added to the amount the Unitholder realized on the sale of the Equity Securities for purposes of determining the Unitholder's gain or loss. If the Unitholder sells his or her Unit before the Expiration Date, the Unitholder will generally recognize a gain or loss on the Unitholder's pro rata portion of the Call Option equal to the Unitholder's pro rata portion of the Call Premium or Call Option value less the fair market value on the sale date of the Unitholder's pro rata portion of the Call Option. Such gain or loss will be taxable to the Unitholder as short term capital gain or loss. In addition, if the Unitholder sells his or her Unit the Unitholder will recognize gain or loss on the deemed sale of the Equity Securities subject to the Call Option equal to the fair market value of the Unitholder's pro rata portion of the Equity Securities deemed to be sold less the Unitholder's tax basis in such pro rata portion of the Equity Securities deemed to be sold.

         IV. Gain or loss will be recognized to a Unitholder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his or her Units, except to the extent an in kind distribution of Securities is received by such Unitholder from the Trust(s) as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his or her Units, subject to the rules discussed in paragraph III above. Before adjustment, such basis would normally be cost, plus the Unitholder's pro rata portion of the Call Premium, if the Unitholder had acquired his or her Units by purchase. Such basis will be reduced, but not below zero, by the Unitholder's pro rata portion of certain dividends.

          V. Under the Indenture, under certain circumstances, a Unitholder tendering Units for redemption may request an in kind distribution of Securities upon the termination of the Trust(s). As previously discussed, prior to the redemption of Units or the termination of the Trust(s), a Unitholder is considered as owning a pro rata portion of each of the Trust's assets. The receipt of an in kind distribution will result in a Unitholder receiving Securities and possibly cash. The potential Federal income tax consequences which may occur under an in kind distribution with respect to each Security owned by the Trust(s) will depend upon whether or not a Unitholder receives cash in addition to Securities. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion of the Securities held by the Trust(s). However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust(s), such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received for the fractional share by the Unitholder and his or her tax basis in such fractional share of a Security held by the Trust(s). The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unitholder with respect to each Security owned by the Trust(s).

         A domestic corporation owning Units in the Trust(s) may be eligible for the 70% dividends received deduction pursuant to
Section 243(a) of the Code with respect to such Unitholder's pro rata portion of certain types of dividends received by a Trust, subject to the limitations imposed by Sections 246 and 246A of the Code.

         To the extent dividends received by the Trust(s) are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

         Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust(s) as miscellaneous itemized deductions subject to this limitation.

         A Unitholder will recognize taxable gain (or loss) when all or part of his or her pro rata interest in a Security is either sold by the Trusts or redeemed or when a Unitholder disposes of his or her Units in a taxable transaction, in each case for an amount greater (or less) than his or her tax basis therefor, subject to various non-recognition provisions of the Code.

         It should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions." In addition, the Code treats certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

         It should be noted that payments to the Trust(s) of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and the Unitholders should consult their tax advisors regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust(s). Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits.

         Any gain or loss recognized on a sale or exchange will, under current law, generally be capital gain or loss.

         The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes, foreign investors, broker-dealers or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-117997) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                              Very truly yours,



                              CHAPMAN AND CUTLER LLP

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